SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POTASH CORPORATION OF SASKATCHEWAN INC.

(Name of Subject Company)

BHP BILLITON LIMITED,

BHP BILLITON PLC

and

BHP BILLITON DEVELOPMENT 2 (CANADA) LIMITED

(Name of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

73755L107

(CUSIP Numbers of Class of Securities)

Kirsten K. Gray

Vice President Group Legal

BHP Billiton Limited

180 Lonsdale Street

Melbourne Victoria 3000

Australia

+61 1300 55 47 57

Copies to:

Victor I. Lewkow

Jeffrey S. Lewis

Neil Q. Whoriskey

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$38,557,502,880.00	$2,749,149.96

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated on the basis of (i) the aggregate of 296,596,176 Common Shares, which is the number of outstanding Common Shares as at July 31, 2010, and (ii) a purchase price of U.S.$130.00 per Common Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the of the Securities Exchange Act of 1934, as amended, is $71.30 per $1,000,000 in cash to be offered for the Common Shares.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☐	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by BHP Billiton Development 2 (Canada) Limited, a corporation organized under the laws of Canada (“Offeror”) and a wholly-owned indirect subsidiary of BHP Billiton Plc, a public limited company incorporated in England and Wales (“BHP Billiton Plc”), BHP Billiton Plc and BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (together with BHP Billiton Plc, “BHP Billiton”), to purchase all issued and outstanding common shares of Potash Corporation of Saskatchewan Inc., a corporation organized under the laws of Canada (“PotashCorp”), together with any associated rights issued and outstanding under the shareholder rights plan of PotashCorp (together, the “Shares”), and including any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined in the Offer and the Circular dated August 20, 2010 (the “Offer and the Circular”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(i)), upon the conversion or exercise of any securities of PotashCorp that are convertible into or exercisable for Shares. Such Shares are to be acquired at a price of U.S.$130.00 per Share, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer and the Circular and in the related Letter of Transmittal and Notice of Guaranteed Delivery, which are annexed to and filed with this Schedule TO as
Exhibits (a)(1)(ii) and (a)(1)(iii), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” This Schedule TO is being filed on behalf of Offeror and BHP Billiton.

All information set forth in the Offer and the Circular is incorporated by reference in answer to Items 1-11 of this Schedule TO, except for those items as to which information is specifically provided herein.

Item 10.	Financial Statements

Not applicable.

Item 12.	Exhibits

(a)(1)(i)	The Offer and the Circular

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter from BHP Billiton’s Chairman to the shareholders of PotashCorp, dated August 20, 2010

(a)(1)(v)	Form of summary advertisement, published on August 20, 2010

(a)(1)(vi)	Press release issued by Offeror and BHP Billiton on August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(1)(vii)	Press release issued by Offeror and BHP Billiton on August 20, 2010

(a)(5)(i)	Investor Presentation, dated August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(5)(ii)	Transcript of the BHP Billiton Investor Briefing Teleconference held on August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iii)	Fact Sheet (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(b)(i)	Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Dollar Swingline Agent and Euro Swingline Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Companies listed as Original Borrowers therein, the Financial Institutions included as Lenders therein and the Financial Institutions included as Mandated Lead Arrangers therein

(b)(ii)	Supplemental Letter Agreement to Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, BHP Billiton Finance Plc, Banco Santander, S.A., London Branch, Barclays Bank PLC, BNP Paribas, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc and The Toronto-Dominion Bank

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010

BHP Billiton Limited

By:	/S/ ALEX VANSELOW
Name:	Alex Vanselow
Title:	Chief Financial Officer

BHP Billiton Plc

By:	/S/ ALEX VANSELOW
Name:	Alex Vanselow
Title:	Chief Financial Officer

BHP Billiton Development 2 (Canada) Limited

By:	/S/ GRAHAM KERR
Name:	Graham Kerr
Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	The Offer and the Circular

(a)(1)(ii)	Letter of Transmittal

(a)(1)(iii)	Notice of Guaranteed Delivery

(a)(1)(iv)	Letter from BHP Billiton’s Chairman to the shareholders of PotashCorp, dated August 20, 2010

(a)(1)(v)	Form of summary advertisement, published on August 20, 2010

(a)(1)(vi)	Press release issued by Offeror and BHP Billiton on August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(1)(vii)	Press release issued by Offeror and BHP Billiton on August 20, 2010

(a)(5)(i)	Investor Presentation dated, August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(5)(ii)	Transcript of the BHP Billiton Investor Briefing Teleconference held on August 18, 2010 (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iii)	Fact Sheet (incorporated by reference to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(b)(i)	Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Dollar Swingline Agent and Euro Swingline Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Companies listed as Original Borrowers therein, the Financial Institutions included as Lenders therein and the Financial Institutions included as Mandated Lead Arrangers therein

(b)(ii)	Supplemental Letter Agreement to Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, BHP Billiton Finance Plc, Banco Santander, S.A., London Branch, Barclays Bank PLC, BNP Paribas, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc and The Toronto-Dominion Bank

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable